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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-1
                                Amendment No. 8
                            Tender Offer Statement
            Pursuant to Section 14(d)(1) of the Securities Exchange
                                  Act of 1934
                                      and
                                 SCHEDULE 13D
                                Amendment No. 8
                   Under the Securities Exchange Act of 1934

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                               REVCO D.S., INC.
                           (Name of Subject Company)

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                             RITE AID CORPORATION
                         OCEAN ACQUISITION CORPORATION
                                   (Bidders)

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                    Common Stock, par value, $.01 Per Share
                        (Title of Class of Securities)

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                                  761339 10 0
                     (CUSIP Number of Class of Securities)

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                            Franklin C. Brown, Esq.
               Executive Vice President and Chief Legal Counsel
                             Rite Aid Corporation
                                30 Hunter Lane
                        Camp Hill, Pennsylvania  17011
                           Telephone: (717) 761-2633
          (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on Behalf of Bidders)

                                With a Copy to:

                           Nancy A. Lieberman, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue
                           New York, New York  10022
                          Telephone:  (212) 735-3000

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     Ocean Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Rite Aid Corporation, a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities Exchange Commission (the "Commission") on December 4, 1995, with respect to the Purchaser's offer to purchase 35,144,833 shares of common stock, par value $.01 per share (the "Shares"), of Revco D.S., Inc., a Delaware corporation (the "Company"), at a price of $27.50 per Share, net to the seller in cash, (such price, or such higher price per Share as may be paid in the Offer, the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). This Amendment No. 8 to the Schedule 14D-1 also constitutes Amendment No. 8 to the Statement on Schedule 13D of the Purchaser and Parent. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

Item 10.  Additional Information.

     (f) On February 16, 1996, Parent filed with the Commission its Schedule 14A Definitive Proxy Statement (the "Proxy Statement") regarding a Special Meeting of Stockholders to be held on March 28, 1996 (the "Parent Special Meeting"). At the Parent Special Meeting, Parent's stockholders will be asked to consider and vote upon a proposal to approve the issuance of up to a maximum of 42,865,712 shares of common stock, par value $1.00 per share, of Parent pursuant to the Agreement and Plan of Merger, dated as of November 29, 1995
(the "Merger Agreement"), by and among Parent, the Purchaser and the Company.
On February 20, 1996, Parent issued a press release announcing the date of the Parent Special Meeting. A copy of the press release and the Proxy Statement are filed herewith as exhibits (a) (16) and (i), respectively, and are incorporated by reference herein.

Item 11.  Material to be Filed as Exhibits.

     (a)(16)  Text of Press Release, dated February 20, 1996, issued by Parent.

     (i)      Parent's Definitive Proxy Statement dated February 16, 1996.

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                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 1996
                                      RITE AID CORPORATION

                                      By: /s/ Martin L. Grass
                                          Name: Martin L. Grass
                                          Title: Chairman of the Board and
                                                  Chief Executive Officer

                                      OCEAN ACQUISITION CORPORATION

                                      By: /s/ Martin L. Grass
                                          Name: Martin L. Grass
                                          Title: President

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                                 EXHIBIT INDEX

Exhibit
Number         Description
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(a)(16)  Text of Press Release, dated February 20, 1996, issued by Parent.

(i)      Parent's Definitive Proxy Statement dated February 16, 1996.

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